[PLAYBOY LETTERHEAD]

May 2, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Terry French
Accountant Branch Chief

RE:	Playboy Enterprises, Inc. Form 10-K for the year ended December 31, 2005 Filed March 16, 2006 File No. 1-14790

Ladies and Gentlemen:

Playboy Enterprises, Inc. (“Playboy” or the “Company”) has received and reviewed the comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter from Terry French, Accountant Branch Chief, dated April 18, 2006, regarding the Commission’s limited review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its responses to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in italics immediately prior to the Company’s response.

Securities and Exchange Commission

May 2, 2006

Notes to Consolidated Financial Statements

Note A Summary of Significant Accounting Policies

Intangible Assets, page 53

1.

We note that you account for certain acquired distribution agreements as indefinite-lived intangible assets. Addressing the factors in paragraph 11 of SFAS 142 describe for us how you determine that the useful life of the distribution agreements is indefinite. Describe the nature of these arrangements and summarize the significant terms in a typical agreement. In addition, describe the methodology and significant assumptions you use to estimate fair value for the annual impairment test.

Response: Most cable television services in the United States are distributed by multiple system operators (each, an “MSO”) through their affiliated cable systems. The Company’s programming is carried by all six of the major MSOs pursuant to carriage agreements which set forth the terms by which the MSOs receive the Company’s programming and broadcast it to the public on a pay-per-view or monthly subscription basis. The Company receives a license fee for the programming based on the revenue generated by the MSO. These carriage agreements are an integral part of our television business, which is our largest single business and continues to generate material segment and consolidated Company revenues.

A typical agreement grants the MSO a non-exclusive, non-transferable and non-sublicensable right to distribute our programming for use by subscribers. Agreements also grant to the MSO a non-exclusive license to use our applicable trademarks. The agreements also specify the share of the revenue that we receive from the subscriber versus what the MSO keeps. Agreements may also include both our and the MSO's marketing responsibilities including incentives to the MSO for launches.

In July 2001, certain carriage agreements with MSOs were transferred to the Company as a result of the Company’s acquisition of television networks and related assets, which the Company refers to in its public filings as the Califa acquisition. Certain of the acquired carriage agreements were identified by the Company as indefinite intangible assets consistent with the guidance in paragraph 11 of SFAS 142. We considered the pertinent factors in the guidance as follows:

Securities and Exchange Commission

May 2, 2006

Paragraph 11.

a.

The expected use of the asset by the entity. As noted above, the acquired carriage agreements are an integral part of our television business which continues to result in generating material segment and consolidated Company revenues. The Company will continue to generate revenue and cash from its programming as long as it is available to the public through the carriage agreements. As a result, the Company intends to utilize the carriage agreements indefinitely to generate revenues from our television business.

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. Not applicable.

c.	Any legal, regulatory, or contractual provisions that may limit the useful life. There were no provisions identified that limited the useful life of the acquired carriage agreements.

d.

Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions). The carriage agreements identified as indefinite period agreements were those contracts that contain automatic renewal terms and/or no specified termination dates. Although these carriage agreements may be terminated with proper notice, once an agreement has been established with these MSOs, it has been the Company’s experience that they are generally not cancelled in the ordinary course of business. The Company has never experienced a termination of carriage by a major MSO. Generally, the MSOs are inclined to and want to receive our programming. The Company believes that this is the result of the strong Playboy and Spice brand recognition, the quality of the Company’s original programming and its ability to appeal to a broad range of adult audiences, which differentiates the Company’s networks from other providers of adult programming.

Securities and Exchange Commission

May 2, 2006

e.

The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Although technology continues to evolve, our carriage agreements can be modified to include new distribution outlets and hence would not impact the indefinite nature of their lives. As a result, the value of the carriage agreements to the Company is not affected by changes in technology. Nothing is currently known in the legislative and regulatory environment that would impact the indefinite nature of the lives of our carriage agreements.

f.

The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). There are no material maintenance expenditures required.

Additionally the Company reviewed Appendix A of SFAS 142, and find similarity with Example 4 in our determination of indefinite life as addressed in the points above.

Consistent with Paragraph 24 of SFAS 142, the Company estimates the fair values of the acquired carriage agreements using the income approach which focuses on the income-producing capability of the subject asset. Using the income approach, the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset. The steps followed by the Company in applying this approach to the acquired carriage agreements include estimating the expected after-tax cash flows attributable to each agreement over its life and converting these after-tax cash flows to present value through “discounting”. The discounting process uses a rate of return which accounts for both the time value of money and investment risk factors. Finally, the present values of the after-tax cash flows over the life of the asset are totaled to arrive at the fair value of the asset. Accordingly, when applying the income approach, the Company uses the following assumptions and estimates:

-

Projected revenue from the MSO under the carriage agreements: Where identifiable, the Company estimates revenue from the MSO under the carriage agreements from its three-year business plan and extrapolates these cash flows over an additional seven-years period using an appropriate terminal value.

Securities and Exchange Commission

May 2, 2006

-	Projected costs: In order to estimate profitability, the Company applies an estimated amount (based on historical percentages) of general and administrative and overhead costs to the revenues.
-

Growth and discount factors: The Company uses a weighted average cost of capital discount factor calculated in consultation with an independent investment bank and a terminal growth rate based on historical growth rates and factoring in known drivers.

-	Effective tax rate: The Company estimates its effective tax rate based on its blended federal and state rates.
2.	Please address the significant assumptions and estimates you use in the evaluation of impairment within the critical accounting policies section of your MD&A.

Response: The Company respectfully advises the Staff that in future filings it will include a discussion of the significant assumptions and estimates used in the evaluation of impairment in the critical accounting policies section of its MD&A.

3.

You disclose that capitalized trademark costs include recurring costs associated with the acquisition, defense, registration, and/or renewal of your trademarks. Please provide us with an explanation of the types and amounts of cost that you are capitalizing. Discuss the accounting literature you considered in evaluating whether you should capitalize these costs.

Response: As described in the Company’s financial statements, the trademark expenditures fall into four basic groups: acquisition, defense, registration and/or renewal. For the three-year period ending in December 31, 2005, the annual average total trademark expenditures was approximately $2,322,000. On a per-type basis, the three-year average annual expenditures were approximately $1,000 for acquisition, $1,308,000 for defense, $441,000 for registration and $480,000 for renewal. There are certain expenditures that fall into multiple expenditure groups, and the three-year annual average of these expenditures was approximately $92,000.

These external expenditures are legally required to maintain the Company’s rights in and the value of its trademarks. The Company’s trademarks, particularly the Playboy name and Rabbit Head Design, and other proprietary rights are critical to our success. The Company depends on its brand identity, which is in large part secured through the protection of the Company’s trademarks.

Securities and Exchange Commission

May 2, 2006

Most countries do not afford any trademark protection without registration. It is therefore necessary to secure and maintain registrations in order to support the Company’s operational endeavors in those countries. Registrations are valid for initial periods of 5-20 years (depending on the country), and can be renewed indefinitely. If the Company fails to renew its registrations, the Company will lose its trademark rights and run the risk that one or more third parties will obtain rights to those marks. For these reasons, it is critical that the Company maintain its trademark portfolio. The Company currently has over 6,000 active trademark applications and registrations in over 200 countries.

The registrations and use of the Company’s marks, however, give it only partial protection. The Company has experienced growing illegal use of its trademarks. If the Company fails to enforce its rights (through investigations, cease and desist letters, seizures, civil or criminal actions), the Company is at risk of losing its rights or having its marks diluted (which would result in consumers opting for cheaper and lower quality imitations of the Company’s products and services). Trademark law requires a trademark owner to police its trademarks and to object to unauthorized third party uses. Further, failure to promptly enforce a mark may undercut the ability to prove irreparable injury, which is critical in obtaining injunctive relief. Our ability to generate revenue streams from our intellectual property is dependent upon our ability to provide our partners/licensees with assurances that the intellectual property rights they've been granted will not be subject to infringement, dilution or other third-party claims.

Therefore, the Company obtains the maximum value of its trademarks through the appropriate registrations and necessary enforcement. Failure to appropriately protect its trademarks puts the Company’s rights, and therefore its business, at serious risk.

In determining to capitalize its trademark costs, the Company considered the guidance provided in Statement of Financial Accounting Concepts No. 6 (“CON6”). Certain of the salient paragraphs of CON6 are as follows:

Paragraph 25: Defines assets as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events."

Paragraph 181: Provides that costs may measure an attribute of future economic benefit.

Paragraph 246: Provides that costs result in assets only if an entity acquires or increases future economic benefits available to it in exchange transactions or through production.

Securities and Exchange Commission

May 2, 2006

Paragraph 181: Describes that costs of assets such as, among other things, patents are examples of costs of future benefits.

Paragraph 247: Describes that the legal and other costs of successfully defending a patent from infringement are "deferred legal costs" only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.

In its analysis of the accounting treatment for its trademark expenditures, the Company also considered the example in AICPA Technical Practice Aid, TIS Section 2260, Other Assets, paragraph .03, of the application of CON6 to the defense of a patent infringement claim. Citing paragraph 247 of CON6, the practice aid states that the cost to defend a patent should be capitalized if the outcome is successful and expensed if the outcome is unsuccessful. The Company only capitalizes the costs incurred in the successful defense of its trademark rights, whether through lawsuits, cease and desist letters or other defense actions.

The Company incurs the trademark costs in connection with the actions described above in order to protect and ensure the future economic benefits from its trademarks. The Company believes the capitalization of its trademark costs is appropriate.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 373-2620. Facsimile transmissions may be sent to the undersigned at (312) 337-0271.

Securities and Exchange Commission

May 2, 2006

Very truly yours,

PLAYBOY ENTERPRISES, INC.

By:	/s/ Linda G. Havard
Name:	Linda G. Havard
Title:	Executive Vice President,

Finance and Operations and

Chief Financial Officer

cc:	Al Rodriguez

(Securities and Exchange Commission)

Howard Shapiro, Esq.

(Playboy Enterprises, Inc.)